Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in this Post-Effective Amendment No. 5 to Registration Statement No. 333-120294 on Form S-3 of our reports dated May 23, 2005 relating to the financial statements of Alliant Techsystems Inc. (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in method of accounting for goodwill and other intangible assets) and to management's report on the effectiveness of internal control over financial reporting, appearing and incorporated by reference in the Annual Report on Form 10-K of Alliant Techsystems Inc. for the year ended March 31, 2005, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
August 15, 2005